MARTIN LIPTON HERBERT M. WACHTELL BERNARD W. NUSSBAUM LAWRENCE B. PEDOWITZ PAUL VIZCARRONDO, JR. PETER C. HEIN HAROLD S. NOVIKOFF KENNETH B. FORREST MEYER G. KOPLOW THEODORE N. MIRVIS EDWARD D. HERLIHY DANIEL A. NEFF ERIC M. ROTH ANDREW R. BROWNSTEIN MICHAEL H. BYOWITZ PAUL K. ROWE MARC WOLINSKY DAVID GRUENSTEIN STEPHEN G. GELLMAN STEVEN A. ROSENBLUM STEPHANIE J. SELIGMAN JOHN F. SAVARESE SCOTT K. CHARLES DAVID S. NEILL JODI J. SCHWARTZ ADAM O. EMMERICH GEORGE T. CONWAY III RALPH M. LEVENE RICHARD G. MASON DOUGLAS K. MAYER MICHAEL J. SEGAL DAVID M. SILK ROBIN PANOVKA DAVID A. KATZ ILENE KNABLE GOTTS DAVID M. MURPHY JEFFREY M. WINTNER TREVOR S. NORWITZ BEN M. GERMANA ANDREW J. NUSSBAUM 51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE:(212) 403 -1000 FACSIMILE:(212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL WILLIAM T. ALLENERIC S. ROBINSON PETER C. CANELLOSPATRICIA A. ROBINSON* DAVID M. EINHORNLEONARD M. ROSEN THEODORE GEWERTZMICHAEL W. SCHWARTZ RICHARD D. KATCHERELLIOTT V. STEIN THEODORE A. LEVINEWARREN R. STERN ROBERT B. MAZURPATRICIA A. VLAHAKIS PHILIP MINDLINJ. BRYAN WHITWORTH ROBERT M. MORGENTHAUAMY R. WOLF * ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL MICHELE J. ALEXANDERPAULA N. GORDON LOUIS J. BARASHNANCY B. GREENBAUM DIANNA CHENMAURA R. GROSSMAN ANDREW J.H. CHEUNGJ. AUSTIN LYONS PAMELA EHRENKRANZAMANDA N. PERSAUD ELAINE P. GOLINJEFFREY A. WATIKER July 14, 2011 RACHELLE SILVERBERG DAVID C. BRYAN STEVEN A. COHEN GAVIN D. SOLOTAR DEBORAH L. PAUL DAVID C. KARP RICHARD K. KIM JOSHUA R. CAMMAKER MARK GORDON JOSEPH D. LARSON LAWRENCE S. MAKOW JEANNEMARIE O’BRIEN WAYNE M. CARLIN JAMES COLE, JR. STEPHEN R. DiPRIMA NICHOLAS G. DEMMO IGOR KIRMAN JONATHAN M. MOSES T. EIKO STANGE DAVID A. SCHWARTZ JOHN F. LYNCH WILLIAM SAVITT ERIC M. ROSOF MARTIN J.E. ARMS GREGORY E. OSTLING DAVID B. ANDERS ADAM J. SHAPIRO NELSON O. FITTS JEREMY L. GOLDSTEIN JOSHUA M. HOLMES DAVID E. SHAPIRO DAMIAN G. DIDDEN ANTE VUCIC IAN BOCZKO MATTHEW M. GUEST DAVID E. KAHAN DAVID K. LAM BENJAMIN M. ROTH JOSHUA A. FELTMAN Wachtell, Lipton, Rosen & Katz
July 14, 2011
David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Forest Laboratories, Inc. Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A Filed July 8, 2011 File No. 001-05438
Dear Mr. Orlic:
     On behalf of Forest Laboratories, Inc. (the “Company”), we submit the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s letter dated July 12, 2011 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed July 8, 2011 (File No. 001-05438). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment and, as requested by the Staff, includes where applicable the responsive language that is anticipated to be included in the Company’s Definitive Proxy Statement on Schedule 14A in response to the Staff’s comments. As discussed with the Staff, the Company anticipates filing its Definitive Proxy Statement on the morning of Monday July 18, 2011.

Mr. David Orlic
July 14, 2011

Will my shares be voted if I don’t provide instructions to my broker?, page 4
1.	We note your response to our prior comment 5. Please revise the second paragraph of your disclosure in this section to state in the last sentence that brokers will not be allowed to vote with respect to the proposal to ratify the appointment of BDO USA, LLP.
          Response: In response to the Staff’s comment, the applicable section of the proxy statement will be revised to read as follows (new language bolded):
“Under NYSE rules, the proposal to ratify the appointment of BDO USA, LLP as Forest’s independent registered public accounting firm for the fiscal year ending March 31, 2012, the proposal to elect directors and the advisory votes relating to executive compensation are non-discretionary matters for which specific instructions from beneficial owners are required. As a result, your broker will not be allowed to vote with respect to the proposal to ratify BDO USA, LLP’s appointment as independent registered public accounting firm, the election of directors, the proposal to approve (on an advisory basis) the compensation of the Company’s Named Executive Officers, or the proposal to approve (on an advisory basis) the frequency of future advisory votes on the compensation of the Company’s Named Executive Officers on your behalf if you do not provide your broker with specific voting instructions on these proposals.”
What vote is required to approve, on an advisory basis, the compensation...?, page 5
2.	We note your response to our prior comments 6 and 7. Please advise us as to the basis for your conclusion that broker-held shares without voting instructions are not entitled to vote. While we understand that brokers are not permitted to vote the shares on behalf of beneficial owners in these circumstances, the shares themselves would appear to remain entitled to vote on the proposal. Please cite the authority upon which you rely for your conclusion.
          Response:
          The Company respectfully advises the Staff that, where the applicable voting standard for a proposal is “a majority of the shares present in person or by proxy and entitled to vote on the matter” (emphasis added) and the matter is non-discretionary for broker non-vote purposes, because broker-held shares without voting instructions would not be entitled to vote on such specific matter, such broker non-votes would have no effect on the outcome of such proposals (or be included in the denominator or numerator). Support for this interpretation is provided by the following language from the Delaware Supreme Court case of Berlin v. Emerald Partners, 552 A.2d 482 (Del. 1988) (internal citations omitted):
“Nevertheless, a stockholder who is present by proxy for quorum purposes may not be voting power present for all purposes. Voting power present is synonymous with the number of shares represented which are “entitled to vote on

Mr. David Orlic
July 14, 2011

the subject matter.” 8 Del. C. § 216(2) (Supp. 1988). A stockholder who is present in person or represented at a meeting by a general proxy, is present for quorum purposes and is also voting power present on all matters. However, if the stockholder is represented by a limited proxy and does not empower its holder to vote on a particular proposal, then the shares represented by that proxy cannot be considered as part of the voting power present with respect to that proposal.”
          ...
“[W]here a proposal is nondiscretionary and the broker or fiduciary record holder receives no instructions from the beneficial owner, voting power on that proposal has been withheld. The shares represented by a limited proxy cannot be considered as part of the voting power present on a nondiscretionary proposal from which power has been withheld by crossing it out or otherwise. ... We find that the inspectors of election properly excluded the 1,329,958 shares, as to which voting power was withheld on Proposal One (the merger), from the “universe” of voting power present to which the supermajority standard applied. We also find that the inspectors of election were correct in counting all voting securities which were represented in person or by proxy at the meeting as present for purposes of the “greater universe” or the quorum requirement set forth in Article Fourteenth.”
Background to Potential Contested Solicitation, page 11
3.	Please expand your disclosure to explain why you rejected the Icahn Group’s June 16, 2011 Section 220 demand as improper under Delaware law.
          Response: In response to the Staff’s comment, the applicable section of the proxy statement will be revised to read as follows (new language bolded):
In addition, by letter dated June 16, 2011, the Icahn Group submitted a request pursuant to Section 220 of the General Corporation Law of the State of Delaware to inspect certain books and records of the Company relating to the potential exclusion action by the Office of the Inspector General, Department of Health and Human Services with respect to participation by Mr. Howard Solomon in federal healthcare programs (collectively, the HHS-OIG Demand). The Company rejected the demand as improper under Delaware law. In particular, the Company believed that the HHS-OIG Demand failed to establish a proper purpose for seeking inspection of the Company’s books and records, both because it was impermissibly vague and because it failed to offer a credible basis for the wrongdoing it purportedly sought to investigate. Furthermore, the HHS-OIG Demand was objectionable because its requests were overly broad and sought confidential information and information protected from disclosure by law. On June 28, 2011, the Icahn Group commenced litigation in the Delaware Court of Chancery seeking access to the materials requested in the HHS-OIG Demand. The action is captioned High River Limited Partnership, et al. v. Forest Laboratories, Inc., C.A. No. 6614-CS, and the Company intends to

Mr. David Orlic
July 14, 2011

defend its rights under and comply fully with Delaware law. In addition, on June 21, 2011, the Icahn Group submitted a request to inspect the Company’s stocklists of stockholders and ancillary materials; arrangements have been made to provide such stocklist-related materials to which the Icahn Group is entitled under Delaware law. Despite the HHS-OIG Demand’s flaws, the Company is nevertheless agreeing to produce the requested material subject to the execution and entry of a customary protective order.
*   *   *   *   *   *    *

Mr. David Orlic
July 14, 2011

In addition, the Company has authorized me to acknowledge on its behalf that:
1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please do not hesitate to contact me at 212-403-1233, or Igor Kirman of Wachtell, Lipton, Rosen & Katz at 212-403-1393, if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.
          Sincerely,
          /s/ Andrew R. Brownstein
          Andrew R. Brownstein
cc:	Herschel S. Weinstein
General Counsel and Corporate Secretary
Forest Laboratories, Inc.
Ms. Karen Ubell
Attorney
Division of Corporation Finance
Facsimile No. (703) 813-6985